Filed by Evernorth Holdings Inc.

pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Evernorth Holdings Inc.

Commission File Number of Subject Company: 132-02881

As previously disclosed, on October 19, 2025, Armada Acquisition Corp. II, a Cayman Islands exempted company (“SPAC”), entered into a Business Combination Agreement, dated as of October 19, 2025 (the “Business Combination Agreement”), with Evernorth Holdings Inc., a Nevada corporation (“Pubco”), Pathfinder Digital Assets LLC, a Delaware limited liability company (the “Company”), Evernorth Corporate Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Pubco, Evernorth Company Merger Sub LLC, a Delaware limited liability company and wholly owned subsidiary of Pubco, and Ripple Labs Inc., a Delaware corporation.

The following transcript was made available for The Yellow Podcast that was published on YouTube on March 5, 2026:

Asheesh Birla	I’m excited because financial institutions are moving to blockchains and the timing is right.
Shyla Khan	Hi, guys, It’s Shyla from Yellow, and I’m joined on stage by Asheesh Birla. Tell us a bit about yourself first, and just a little bit of history with Ripple and then how you moved on to Evernorth.
Asheesh Birla	Shyla, thanks for having me on and taking time out of your day. I’m here in Sydney, it’s supposed to be summer but it’s been raining non-stop but nevertheless it is super hot at XRP Australia, the amount of energy here, today, is incredible. A little bit about myself though, I’m Asheesh Birla. I joined Ripple in the early days, 2013. I was drawn to the energy around blockchain. I started my career just as the internet was starting to take off, and I said, listen what’s next, what is that new platform? And I started reading about cryptocurrencies and Bitcoin and so I decided to join Chris Larson at Ripple in 2013. I moved to the board of Ripple. And then I saw something happen out there. And I saw that regulation was starting to come to fruition. I started hearing from institutions that they’re interested in this blockchain technology. And the timing was right for something called Evernorth, and what Evernorth does is that it helps institutions and individuals get retail access to XRP and it’s an active treasury management, meaning I plan on deploying XRP to generate yield, both on chain, so it helps the XRP ecosystem, and also in traditional methods as well. So it’s not a passive treasury, it’s an active treasury. I couldn’t pick better timing in my opinion. I do feel like the amount of institutional interest out there as evident by ETFs is incredible, and so I’m excited for this next chapter.
Shyla Khan	Do you think the rise of RLUSD and regulated stable points limits XRP’s offside, or, does a native token still hold a unique liquidity of market interest of stable coins on match.
Asheesh Birla	Before you had stable coins, it was very hard to use any of the features on XRP. How do you get on and off? How the internet got started was that folks were able to dial in to the internet, then they got broadband access. Before that it was just a handful of institutions and governments that could use the internet. Of those, on and off ramps gave access to the world, and I really think that stable coins are on and off ramps. It makes it really easy to get on, and then use other great technology that blockchains are good for. In my opinion, really good for financial markets and having those form on XRP. I think all tokens are going to need a liquidity. I think XRP is a great asset for providing that liquidity. I think it powers something called the XRP decks.
Shyla Khan	With Swift not having it so on blockchain, the false sentiment, is the bridge asset pitch still valid, or you think that gold should pitch and stuff?
Asheesh Birla	No. I think that XRP is the bridge between traditional finance and blockchain, decentralized finance. I’m not scared of Swift. Swift has not really changed since the 1960s. I don’t think they’re like going to wake up one day and say, let’s revolutionize payments. I don’t think that’s how they’re built, I don’t think that’s what their culture is about. But I think even I’ve seen new companies come and use this technology. I think we’re going to see banks bypass old legacy technologies and move directly to blockchain. We’re already seeing the likes of Blackrock, Fidelity, you know, come into this space. And the great thing about blockchain technology is you need fewer intermediaries, not more.
Shyla Khan	We talked about a few minutes ago, how you are on the board of Ripple, and then so you sold half to Ripple so that you could launch Evernorth. And you’ve done really well with that, raised a billion dollars, congratulations on that. How do you prove to regulators that Evernorth is fully an independent company and is not just an arm of Ripple?
Asheesh Birla	We have one other former Rippler on the team. So I wouldn’t say there’s too many. But on the board, it’s an independent board. We have five total board member, three of them will be independent. Ripple is an investor but, a small voting investor, a minority investor at that. So, what binds us together is the passion for developing the XRP ecosystem. And that is what Evernorth is about, that’s what gets us excited. I think the timing is right for something like Evernorth.
Shyla Khan	XRP is a North star, so you feel like you’re doing all of these things but they all benefit XRP in the long term. Where does the profit come?
Asheesh Birla	XRP today is the third largest asset by market cap. The XRP ETFs are performing better than the alternative digital assets, including Bitcoin. So I think there is a lot of interest in XRP as a product. I think it is a very liquid asset. I’m excited because financial institutions are moving to blockchains, and the timing is right. I’m excited because the GENIUS Act passed, and you saw the rise of stable coins. I’m excited because the CLARITY Act is moving its way through government as well. So we’ve seen again and again if you have the technology, that’s not enough. What you need is technology, you need regulation, and then use the capital formation. And so, we got the first one, obviously, for a lot of years. I think you’ve seen regulation. I think that third piece is super exciting right now with the capital inflows awaiting for some of the regulations but I think we got some of it with the stable coins and the GENIUS Act.
Shyla Khan	How do you feel with the rise of like AI agents, as well, cause obviously that is a hot topic at the moment. And do you think they’re ready to manage treasury like flows?
Asheesh Birla	I’m really excited about excited about AI agents, and the reason I’m excited about AI agents is because they need programmatic finance to work. If you want to think about advance workflows, if you have an API or if you have a programmatic interface, that would make AI agents even more powerful. And traditional financial systems, they’re analog. There’s not an easy way to access capital; there’s not an easy way to access alone in a programmatic way. Think about the blockchains and the AI agents working together. I’m excited about that, ah, that sort of intersection.

And again, the amount of humans that use blockchains, I think it’s going to be, in the future, my opinion, dwarfed by the number of agents using blockchain.
Shyla Khan	Let’s talk about the pox, or the investor using digital and asset treasuries. Why should they use a digital asset? Why wouldn’t they just go for the XRP ETFs?
Asheesh Birla	We are stewards of the XRP ecosystem. Other ETFs out there they are stewards of about Solana, they’re stewards of Ethereum, they’re stewards of Bitcoin, they’re stewards. you know, they go down the chain. Our focus is around the XRP ecosystem. And, more specifically, because we are focused on one chain and one digital asset, we are going to help develop that ecosystem by using, in the future, some of those D5 protocols: SLX 66 is a new one, it’s around lending, there’s potential for us to use that to generate yield for the treasury. That’s great! Like, that not only helps the ecosystem but then it also gives potential yield for the treasury. And so, we’re excited about that. I think’s there’s a lot of benefit of being singularly focused. As you know, digital assets are … are largely a liquidity business, and cooling that liquidity on fewer chains, not more, is going to make that experience better, in my opinion.
Shyla Khan	I agree with that. Going back to XRP, the next XRP ledger. Do you really feel that tokenizing real world assets, is necessary, and on the XRP ledger? Or you think we just foolish think somethings?
Asheesh Birla	I would let the numbers speak for themselves, and if you look at tokenized value on blockchains of real world assets, that chart is growing. And I think that with the right kind of regulation, that will only accelerate. You start with one use case. And then you sort of build out from there. And I think that is what you’re seeing in blockchain. I think that starting with simple use cases, like payments, you let the liquidity build, you let regulation come, and then you start branching out on to new assets. And new assets or new kinds of products tokenized value is not a new thing to blockchain. What is new is that institutions are interested, so you’re seeing Franklin Templeton tokenized, you’re seeing Blackrock tokenized, and the regulation. So, again, their technology was there, tokenization. XRP, you could tokenize a lot of things in XRP, and XRP tokenized gold in the early days. So the technology was there, but the regulation wasn’t there. And now that the regulation is starting to come to fruition, you’re going to actually see, in my opinion, more potential institutional interest.
Shyla Khan	Even though the market is low right now, XRP is performing quite well in comparison to other digital assets. But if we’re sitting here in a year from now, if the tech itself, or if there hasn’t been a change – do you think is the fault of regulation, or the bottlenecks that we may have from people using the technology?
Asheesh Birla	Well, I can’t predict price, and I can say that one year is not long-term, that it’s short-term. I think when you look at different cycles, innovation cycles, you got to look at these things in 10 years. Ten years is meaningful change. Ten years for new capital to form, or for institutions to actually move on to blockchain. I think that’s the right time horizon. And I know that everyone wants one year, two years, and maybe our society needs to change a little bit and think about the bigger picture, but I will say that the metrics feel different, the adoption metrics of token value, the growth in stable coins. Three years ago, folks were saying, ‘Is anyone using this technology?’ And now, today you are seeing every day there seems to be a new headline of a new financial institution coming on chain. And so, you know, zooming out, wow, we’re in a different place than we were three years ago! So it does feel like the price has gone different to where the metrics are, but in general, I’m so bullish. I’m still bullish on this technology, I’m still bullish on the long-term. I think that we all look at these things in 10 years and zoom out.
Shyla Khan	Thanks to much for your time, I really appreciate it. And hopefully we can catch up again next time and see where we are at with Evernorth. That’s all.
Asheesh Birla	Thank you so much!

Additional Information and Where to Find It

SPAC and Pubco intend to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (as may be amended, the “Registration Statement”), which will include a preliminary proxy statement of SPAC and a prospectus of Pubco (the “Proxy Statement/Prospectus”) in connection with the proposed business combination (the “Business Combination”) including certain private placements of securities and the other transactions contemplated by the Business Combination Agreement and/or as described in this communication (together with the Business Combination, the “Proposed Transactions”). The definitive proxy statement and other relevant documents will be mailed to shareholders of SPAC as of the record date to be established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. SPAC and/or Pubco will also file other documents regarding the Proposed Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF SPAC AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH SPAC’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT SPAC, COMPANY, PUBCO AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or TO be filed with the SEC by SPAC and Pubco, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Armada Acquisition Corp. II, 382 NE 191st St., Suite 52895, Miami, Florida 33179-3899; email: finance@arringtoncapital.com, or to: Evernorth Holdings Inc., 600 Battery St., San Francisco, California 94111, email: finance@evernorth.xyz.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS REPORT. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The securities to be issued by Pubco and the units to be issued by the Company, in each case, in connection with the Proposed Transactions, have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in the Solicitation

SPAC, Pubco, Company and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from SPAC’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers, and information regarding their interests in the Business Combination and their ownership of SPAC’s securities is, or will be, contained in SPAC’s filings with the SEC. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from SPAC’s shareholders in connection with the Business Combination, including the names and interests of Company and Pubco’s directors and executive officers, will be set forth in the Proxy Statement/Prospectus, which is expected to be filed by SPAC and Pubco with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This communication is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of SPAC, the Company or Pubco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions and the parties thereto. All statements contained in this communication other than statements of historical fact, including, without limitation, statements regarding the Business Combination between SPAC and Pubco; the anticipated benefits and timing of the transaction; expected trading of the combined company’s securities on Nasdaq; the completion of investments from certain institutional investors; the expected amount of gross proceeds from the Private Placement Transactions; the anticipated use of proceeds from such Private Placement Transactions; the building of the world’s leading institutional XRP treasury; the amount of XRP expected to be held by the combined company; the combined company’s future financial performance, the ability of the combined company to execute its business strategy, its market opportunity and positioning; expectations regarding institutional and retail adoption of XRP and participation in DeFi yield strategies; the combined company’s contributions to the growth and maturity of the ecosystem, using an approach designed to generate returns for shareholders, supporting XRP’s utility and adoption, alignment with the growth of the XRP ecosystem, and becoming the leading institutional vehicle for XRP; management ensuring operational independence, taking XRP’s presence in capital markets to the next level, and other statements regarding management’s intentions, beliefs, or expectations with respect to the combined company’s future performance, are forward-looking statements.

Forward-looking statements are often identified by the use of words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking.

These forward-looking statements are based on the current expectations and assumptions of SPAC and Pubco and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could delay or prevent the consummation of the proposed Business Combination; (2) the outcome of any legal proceedings that may be instituted against SPAC, Pubco, the combined company, or others following the announcement of the Proposed Transactions; (3) the inability to complete the Business Combination due to failure to obtain shareholder approval or satisfy other closing conditions; (4) the inability to complete the Private Placement Transactions, (5) changes to the structure, timing, or terms of the Proposed Transactions; (6) the inability of the combined company to meet applicable listing standards or to maintain the listing of its securities following the closing of the Business Combination; (7) the risk that the announcement and consummation of the transaction disrupts current plans and operations; (8) the inability to recognize the anticipated benefits of the Business Combination, including the ability to build and manage an institutional XRP treasury, execute DeFi yield strategies, and drive institutional adoption of XRP; (9) changes in market, regulatory, political, and economic conditions affecting digital assets generally or XRP specifically; (10) the costs related to the Proposed Transactions and those arising as a result of becoming a public company; (11) the level of redemptions of SPAC’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of securities of SPAC or of Pubco; (12) the volatility of the price of XRP and other digital assets, the correlation between XRP’s price and the value of Pubco’s securities, and the risk that the price of XRP may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions; (13) risks related to increased competition in the industries in which Pubco will operate; (14) risks related to changes in U.S. or foreign laws and regulations applicable to digital assets or securities; (15) the possibility that the combined company may be adversely affected by competitive factors, investor sentiment, or other macroeconomic conditions; (16) the risk of being considered to be a “shell company” by any stock exchange on which the Pubco securities will be listed or by the SEC, which may impact the ability to list Pubco’s securities and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities; (17) the outcome of any potential legal proceedings that may be instituted against the Company, SPAC, Pubco or others following announcement of the Business Combination; and (18) other risks detailed from time to time in SPAC’s filings with the SEC, including the Registration Statement and related documents filed or to be filed in connection with the Business Combination.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of SPAC dated May 20, 2025 and filed by SPAC with the SEC on May 21, 2025, SPAC’s Quarterly Report on Form 10-Q filed with the SEC on August 11, 2025, and the Registration Statement and Proxy Statement/Prospectus that will be filed by Pubco and SPAC, and other documents filed by SPAC and Pubco from time to time with the SEC, as well as the list of risk factors included herein. These filings do or will identify and address other important risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Additional risks and uncertainties not currently known or that are currently deemed immaterial may also cause actual results to differ materially from those expressed or implied by such forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the parties or any of their representatives assumes any obligation and do not intend to update or revise these forward-looking statements, each of which is made only as of the date of this communication.